Western Digital Corporation 3355 Michelson Drive, Ste 100 Irvine, CA 92612 Tel: 949.672.7000

September 13, 2013

VIA EDGAR AND BY E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Patrick Gilmore, Accounting Branch Chief

Re:	Western Digital Corporation
Form 10-K for the Fiscal Year Ended June 28, 2013
Filed on August 19, 2013
File No. 001-08703

Ladies and Gentlemen:

We received your letter dated September 11, 2013 (the “Letter”), setting forth a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934. Our response to the specific comment is set forth below. For the convenience of the Staff, the comment from the Letter is restated in bold prior to the response to such comment.

Form 10-K for the Fiscal Year Ended June 28, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, page 41

1.	We note from your disclosure on page 42 that if you are required to pay the arbitration award, the award would be paid from one of your foreign subsidiaries using cash that is currently intended to be indefinitely reinvested. Please tell us whether you have accrued U.S. income tax on the funds that will be repatriated to pay the arbitration award. If you have, please clarify your disclosures in future filings. If you have not accrued taxes, please tell us why you do not believe it is necessary to do so considering that you believe it is probable that the award will be paid. See ASC 740-30-25-19.

Response:

The Company did not recognize a U.S. deferred income tax benefit related to the accrual of the arbitration award and also did not recognize any U.S. income tax expense related to the potential payment of the arbitration award because it is an obligation of one of our foreign subsidiaries. If we are required to pay the arbitration award, the award would, as stated in our Report on Form 10-K on page 42, be paid from one of our foreign subsidiaries using cash and cash equivalents held outside of the United States. Accordingly, the funds would not be repatriated to the U.S.

U.S. Securities and Exchange Commission

September 13, 2013

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comment and request that the Staff contact the undersigned at 949-672-7403 (telephone) or Wolfgang.Nickl@wdc.com (e-mail) with any questions or comments regarding this letter.

Respectfully submitted,
Western Digital Corporation

By:	/s/ Wolfgang U. Nickl
Name:	Wolfgang U. Nickl
Title:	Executive Vice President and Chief Financial Officer

cc: Robert Plesnarski, Esq., O’Melveny & Myers LLP